February 13, 1996



Raymond P. Springer
Kash N Karry Food Stores, Inc.
6422 Harney Road
Tampa, FL  33610


RE:   Amended Schedule 13G


Enclosed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at December 31, 1995 by American Express Company, American Express Financial Corporation and IDS Extra Income Fund in common stock of Kash N Karry Food Stores, Inc.


Sincerely,



Melinda S. Urion
Senior Vice President of Finance
and Chief Financial Officer




Enclosure




              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C. 20549

                         SCHEDULE 13G


         Under the Securities and Exchange Act of 1934



                Kash N Karry Food Stores, Inc.
                       (Name of Issuer)

                         Amendment #1

                         Common Stock
                (Title of Class of Securities)



                          48577P-10-6
                        (CUSIP Number)



Check the following space if a fee is being paid with this statement



The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                    CUSIP NO.   48577P-10-6


1) Name of Reporting Person         American Express Company

   S.S. or I.R.S. Identification    IRS No. 13-4922250
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization      New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             WITH
   (5)              Sole Voting Power   -0-
   (6)              Shared Voting Power -0-
   (7)              Sole Dispositive Power   -0-
   (8)              Shared Dispositive Power 972,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       972,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    20.9%


12)   Type of Reporting Person          CO, HC




                    CUSIP NO.   48577P-10-6


1) Name of Reporting Person         American Express Financial Corporation

   S.S. or I.R.S. Identification    IRS No. 13-3180631
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             WITH
   (5)                Sole Voting Power                -0-
   (6)                Shared Voting Power              -0-
   (7)                Sole Dispositive Power           -0-
   (8)                Shared Dispositive Power         972,000


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       972,000


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                    20.9%


12)   Type of Reporting Person          CO, IA


                    CUSIP NO   48577P-10-6


1) Name of Reporting Person             IDS Extra Income Fund

   S.S. or I.R.S. Identification        IRS No. 41-1458705
   No. of Above Person


2) Check the Appropriate Box            (a)
   if a Member of a Group               (b) X - Joint Filing


3) SEC Use Only


4) Citizenship or Place of Organization           Minnesota


     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON WITH
   (5)              Sole Voting Power        822,430
   (6)              Shared Voting Power      -0-
   (7)              Sole Dispositive Power        -0-
   (8)              Shared Dispositive Power      822,430


9) Aggregate Amount Beneficially
   Owned by Each Reporting Person       822,430


10)   Check if the Aggregate Amount in
   Row (9) Excludes Certain Shares      Not Applicable


11)   Percent of Class Represented by
   Amount In Row (9)                              17.69%


12)   Type of Reporting Person          CO, IC

1(a)                               Name of Issuer:              Kash N Karry
Food Stores, Inc.
1(b)                               Address of Issuer's
Principal                               6422 Harney Road
      Executive Offices:                Tampa, FL  33610

2(a)                               Name of Person Filing:             American
Express Company
                                        American Express Financial
Corporation
                                        IDS Extra Income Fund

2(b)                               Address of Principal
Business Office:                        American Express
Company
                                        American Express Tower
                                        World Financial Center
                                        New York, NY  10285

                                        American Express Financial
Corporation
                                        IDS Tower 10
                                        Minneapolis, MN  55440

                                        IDS Extra Income Fund
                                        IDS Tower 10
                                        Minneapolis, MN  55440

2(c)             Citizenship:                See Item 4 of
Cover Page

2(d)             Title of Class of Securities:                  Common Stock

2(e)             Cusip Number:                        48577P-10-6

3     Information if statement is filed pursuant to Rules 13d-
1(b) or 13d-2(b):
        American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

        American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors
        Act of 1940.

        IDS Extra Income Fund, one of the persons filing this statement, is an Investment Company registered under section 8 of the Investment Company Act.

4(a)             Amount Beneficially Owned as of December 31,
1995:   See Item 9 of
      Cover Pages

4(b)             Percent of Class:    See Item 11 of Cover
Pages

4(c)             Number of Shares as to which such person has:
      (i) Sole power to vote or to direct the vote:   See Item
      5 of Cover Pages
      (ii)       Shared power to vote or direct the vote:   See
Item 6 of Cover Pages
      (iii)      Sole power to dispose or to direct the
disposition of:   See Item 7
          of Cover Pages
      (iv)       Shared power to dispose or to direct the
disposition of:   See Item 8
          of Cover Pages

5     Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6     Ownership of more than 5% on Behalf of Another Person:

                            Not Applicable

7     Identification and Classification of the Subsidiary Which
Acquired the                            Security Being Reported
on by the Parent Holding Company:

                            See Exhibit I

8     Identification and Classification of Members of the
Group:

                            Not Applicable

9     Notice of Dissolution of Group:

                            Not Applicable

10    Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   American Express Financial
Corporation


Dated:    December 31, 1995        By
                                    Signature


                                    Melinda S. Urion
                                    Senior Vice President of
Finance
                                    and Chief Financial Officer
                                    Name/Title

                                    Telephone: (612)  671-6227

                         Exhibit Index


Exhibit I    Identification and Classification of the
Subsidiary   which Acquired the Security Being Reported on by
the Parent Holding Company.

Exhibit II   Statement of American Express Company

Exhibit III                 Statement of American Express Financial
Corporation

Exhibit IV        Statement of IDS Extra Income Fund

                          Exhibit  I

                              to

                         Schedule  13G


   One of the persons filing this statement is a parent holding company. The relevant subsidiary, American Express Financial Corporation, a Delaware Corporation, is registered as an investment advisor under section 203 of the Investment Advisors Act of 1940. IDS Extra Income Fund, a Minnesota Corporation, is registered as an investment company under section 8 of the Investment Company Act. IDS Extra Income Fund is advised by American Express Financial Corporation.
                          EXHIBIT II

                              to

                         SCHEDULE 13G

                           under the

                Securities Exchange Act of 1934

American Express Company, American Express Tower, World
Financial Center, New York, New York disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this
Schedule 13G shall not be construed as an admission that American Express Company is, for the purpose of Section
13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule
13G.

Pursuant to Rule 13d-1(f) (1) and subject to the preceding disclaimer, American Express Company affirms it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf, and authorizes the President, any Vice President, the comptroller, the Secretary, the General Counsel, any Associate General
Counsel or any Counsel, each with power to act singly, of each subsidiary of American Express Company making this filing to sign this statement on behalf of American Express
Company.


                            AMERICAN EXPRESS COMPANY



                            By:____________________________
                            Name:       Stephen P. Norman
                            Title:      Secretary



                         Exhibit  III

                              to

                         Schedule  13G

                          Under  the

                Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), American Express Financial
Corporation affirms that it is individually eligible to use
Schedule 13G and agrees that this Schedule is filed in its behalf.


                            American Express Financial Corporation


                                 By:
                                   Melinda S. Urion
                                   Senior Vice President of
Finance
                                   and Chief Financial Officer


                          Exhibit  IV

                              to

                         Schedule  13G

                          Under  the

                Securities Exchange Act of 1934


   Pursuant to Rule 13d-1(f)(1), IDS Extra Income Fund affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on it behalf.


                                  IDS Extra Income Fund



                          By:
                            Leslie L. Ogg
                            Vice President and General Counsel